Exhibit 99.1

December 24, 2009

Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 16F of Form 20-F dated 24 December 2009, of Genetic Technologies Limited and are in agreement with the statements contained on page 85 therein with respect to Ernst & Young. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statements concerning the lack of internal control to prepare financial statements, included in the second paragraph on page 85 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audits of the registrant’s 2008 and 2009 financial statements.

/s/ Ernst & Young

Melbourne, Victoria, Australia